Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on August 19, 2005]
E-mailed by: Factiva Publisher
Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)
Headlines:
VNU facing investor doubts over IMS deal
VNU facing investor doubts over IMS deal
Jeffrey Goldfarb
848 words
08:34 pm, 18/08/2005
Reuters (Internal Content)
English
© Reuters 2005. All Rights Reserved.
VNU, the world’s largest market research company, is facing quiet but mounting opposition to its agreed 5.7 billion euro ($7 billion) acquisition of IMS Health with shareholders seeing possible better uses for the money.
Investors have been privately griping to brokers, analysts and VNU (VNUN.AS: Quote, Profile, Research), and their displeasure is also evidenced by the widening gap between IMS’s (RX.N: Quote, Profile, Research) share price and the value of the Dutch company’s bid. The rumblings arise in a climate where shareholders are more vocal about unwanted deals evidenced by the scuppering of Deutsche Boerse’s (DB1Gn.DE: Quote, Profile, Research) plans to buy the London Stock Exchange (LSE.L: Quote, Profile, Research) and the ousting of the German exchange’s leadership.
VNU could face a similar fate, investors and analysts said, but also cautioned that the company’s institutional investors, though displeased, may not be sufficiently rankled or have the appetite to lead a revolt.
“I wouldn’t shout ‘no’ upfront having seen the IMS management, but I’m not 100 percent confident either,” said Henk Grootveld, a portfolio manager at Dutch investment firm Robeco.
“There are better things VNU could have done with the money, but far worse things they could have done, too,” said Grootveld, who has about 2.5 billion euros under management in two funds, both of which include VNU shares.
Shareholders oppose the deal because it will not boost earnings as much as a buyback; VNU is issuing a large number of new shares; and there are doubts about the synergies between the two companies and VNU’s track record on acquisitions, Goldman Sachs analyst Chris Collett said in a recent note.
A vote on the deal is not planned until at least January 2006. A simple majority of shares is needed to pass it.
“Based on the reaction thus far, we believe that the vast majority of our shareholders appreciate the strategic rationale and long-term benefits of the proposed merger and are taking a favorable view of the transaction,” the company said on Thursday in a prepared statement responding to Reuters questions.

“While some shareholders have expressed a negative reaction initially, that is less of an issue than how those shareholders may view the transaction at the time of the shareholder vote, which is many months from now,” it added.
CONVINCING NEEDED
Given the various risks associated with pulling off the merger successfully, Morgan Stanley analyst Edward Hill-Wood said he expects VNU management “will still need to work hard to convince investors of the merits of this deal.”
Hill-Wood said he believes VNU is paying a “full but fair price” for IMS and recently raised his VNU price target.
The benefits of VNU buying IMS are largely uncontroverted. It diversifies the company’s revenue stream, reducing its reliance on the slow-growing and consolidating consumer goods sector. There are also cost savings by combining the companies.
But by acquiring IMS, which compiles and sells global information about prescription drug sales, VNU is essentially rebuilding a company that was broken up a decade ago.
Dun & Bradstreet, now known as D&B (DNB.N: Quote, Profile, Research), sold AC Nielsen and Cognizant, which included Nielsen Media Research — and IMS Health — as part of a 1996 restructuring.
To transform itself from a publisher of newspapers and magazines into a business information group, VNU in 1999 bought Nielsen Media, which includes the television ratings unit, and in 2001 added AC Nielsen, which tracks consumer goods trends.
“The world has changed a great deal in the last decade,” VNU spokesman Will Thoretz said. “Since the break-up of the old D&B, significant changes in client needs have occurred, reflecting changing market conditions and changes in management.”
VNU has struggled with the transactions, however. It has been forced to downgrade expectations for AC Nielsen three times recently and remains in a long and contentious political battle in the United States over its new TV ratings system.
New York-based investment firm Knight Vinke Asset Management was agitating against a large acquisition just two weeks before the IMS deal was announced, demanding a share buyback instead.
It sent a letter, seen by Reuters, to VNU management, saying it was worried the company would embark on “further transforming acquisitions prior to having fully integrated and rationalized what has been acquired over the past five years.”
A larger buyback (the company already plans to repurchase 500 million euros worth) in lieu of acquiring IMS would add more to earnings than the acquisition, many analyses show.
Knight Vinke is reviewing the merits of the IMS deal.
Perhaps the best sign of collective investor concerns is the difference between the value of the offer versus IMS’s share price — known as the deal spread — which has widened in recent weeks, indicating there is less confidence in the market about the transaction closing.
Even so, some remain sceptical that any shareholder groundswell will materialize against VNU management.

“The people who are making noise about a buyback,” said one arbitrageur who owns VNU shares and who requested anonymity, “haven’t been accumulating enough stock to block a deal.” (Additional reporting by Jessica Hall in Philadelphia)
About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX).
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which have been filed with the SEC. You may read and copy the above-mentioned SEC filings and other information at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates by calling the Commission at 1-800-SEC-0330. Many of these materials are also available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. STOCKHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.